UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13G/A*
            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)**

                        ADAMS GOLF, INC.
                        (Name of Issuer)

            Common Stock, par value $0.001 per share
                 (Title of Class of Securities)

                           006228 10 0
                         (CUSIP Number)

                        November 29, 2004
     (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ]          Rule 13d-1(b)

     [ X ]          Rule 13d-1(c)

     [   ]          Rule 13d-1(d)

*    A previous report on Schedule 13G was filed on or about
February 8, 1999. This Schedule 13G/A reflects the sale of all of the Reporting Person's shares in the Issuer and supplements and replaces such originally filed Schedule 13G.

**   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 006228 10 0        13G/A

(1)  Name of Reporting Person                     Finis F. Conner
     I.R.S. Identification No.
     of Above Person (entities only)
-----------------------------------------------------------------
(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group*                                (b)  [   ]
-----------------------------------------------------------------
(3)  SEC Use Only
-----------------------------------------------------------------
(4)  Citizenship                                    United States
-----------------------------------------------------------------
Number of Shares
Beneficially
Owned by Each
Reporting Person
With:               (5)  Sole Voting Power                      0
-----------------------------------------------------------------
                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------
                    (7)  Sole Dispositive Power                 0
-----------------------------------------------------------------
                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person
-----------------------------------------------------------------
(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares*
-----------------------------------------------------------------
(11) Percent of Class Represented by                           0%
     Amount in Row (9)
-----------------------------------------------------------------
(12) Type of Reporting Person*                                 IN
-----------------------------------------------------------------
*    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 006228 10 0        13G/A

Item 1(a). Name of issuer:

           Adams Golf, Inc. (the "Issuer")

Item 1(b). Address of Issuer's principal executive offices:

           300 Delaware Avenue, Suite 548, Wilmington,
           Delaware 19801

Item 2(a). Name of person filing:

           Finis F. Conner (the "Reporting Person")

Item 2(b). Address of principal business office or, if none, residence:

           P.O. Box S-3115, Carmel, California  93921

Item 2(c). Citizenship:

           United States

Item 2(d). Title of class of securities:

           Common Stock, $0.001 par value per share, of the Issuer.

Item 2(e). CUSIP No.:

           006228 10 0

Item 3.    If this statement is filed pursuant to Sections
           13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a)  [  ] Broker or dealer registered
                     under section 15 of the Act;

           (b)  [  ] Bank as defined in section
                     3(a)(6) of the Act;

           (c)  [  ] Insurance company as defined
                     in section 3(a)(19) of the Act;

           (d)  [  ] Investment company registered
                     under section 8 of the Investment Company Act of 1940;

CUSIP NO. 006228 10 0        13G/A

           (e)  [  ] An investment adviser in
                     accordance with Section
                     240.13d-1(b)(1)(ii)(E);

           (f)  [  ] An employee benefit plan or
                     endowment fund in accordance with Section
                     240.13d-1(b)(1)(ii)(F);

           (g)  [  ] A parent holding company or
                     control person in accordance with Section
                     240.13d-1(b)(ii)(G);

           (h)  [  ] A savings association as
                     defined in section 3(b) of the Federal
                     Deposit Insurance Act (12 U.S.C. 1813);

           (i)  [  ] A church plan that is excluded
                     from the definition of an investment company under section 3(c)(14) of the Investment
                     Company Act of 1940;

           (j)  [  ] Group, in accordance with
                     Section 240.13d-1(b)(1)(ii)(J)

                Not applicable.

Item 4.    Ownership:

           (a)  Amount beneficially owned:  0

           (b)  Percent of class:  0%

           (c)  Number of shares as to which such person has:

                (i) sole power to vote or to
                    direct the vote:  0

               (ii) shared power to vote or to direct the vote:  0

              (iii) sole power to dispose or
                    to direct the disposition of:  0

               (iv) shared power to dispose or to
                    direct the disposition of: 0

CUSIP NO. 006228 10 0        13G/A

Item 5.    Ownership of five percent or less of a class:     [ X ]

               This Schedule 13G/A reflects the sale of all of the Reporting Person's shares in the Issuer pursuant to a Common Stock Purchase Agreement dated November 29, 2004. The shares previously reported by the Reporting Person were owned directly by the Conner Family Trust DTD 2/23/91, of which the Reporting Person and Julie Conner, the Reporting Person's wife, are co-trustees. Both trustees had full voting and dispositive power over the shares.

Item 6. Ownership of more than five percent on behalf of another person:

           Not Applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

           Not Applicable.

Item 8. Identification and classification of members of the group:

           Not Applicable.

Item 9.    Notice of dissolution of group:

           Not Applicable.

Item 10.   Certification:

                By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and were not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                    [Signature page follows]

                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Dated:  December 7, 2004


                              /s/ FINIS F. CONNER *
                              ----------------------------
                              Finis F. Conner


            ATTENTION:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (See 18 U.S.C.  1001)








* By:  /s/  KIM TOTAH, ATTORNEY-IN-FACT
     ----------------------------------
     Kim Totah, Attorney in Fact

                            EXHIBIT A
                            ---------


                        POWER OF ATTORNEY

     Know all by persons by these presents, that the undersigned hereby constitutes, designates and appoints Kim Totah, as such person's true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, to:

     1. execute, acknowledge, deliver and file, in the name and on behalf of the undersigned, any and all filings required by the Securities Exchange Act of 1934, as amended (the "Act"), including, without limitation, Sections 13 and 16 thereof (and the rules and regulations promulgated thereunder), with respect to securities of Adams Golf, Inc., a Delaware corporation (the "Company"), including, but not limited to, Forms 3, 4, and 5 and Schedules 13D and 13G, and any amendments thereto, required under the Act;

     2. do and perform any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such Form 3, 4, or 5, Schedule 13D or 13G, or any amendments thereto, as applicable, and timely file such forms and statements with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

     3. take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's sole and absolute discretion.

     The undersigned hereby grants to each attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as full to all intents and purposes as the undersigned might or could do if personally present, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with the undersigned's filing requirements under the Act with respect to the securities of the Company.

     This Power of Attorney shall remain in full force and effect until the undersigned revokes such Power of Attorney in a writing delivered to each respective attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of December 2004.


                                   /s/  FINIS F. CONNER
                                   ---------------------------
                                   Finis F. Conner